UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)
Under the Securities Exchange Act of 1934

                                   Wilson Holdings, Inc.
(Name of Issuer)

                Common Stock, $0.001 Par Value Per Share

(Title of Class Securities)

                                        972234108
(CUSIP Number)

Brian T. Daly, Esq.
Millennium Management, L.L.C.
666 Fifth Avenue, 8th Floor
New York, NY 10103
                                     (212) 841-4100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

                                   September 29, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

SCHEDULE 13D

CUSIP No. 972234108
1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Grandview, LLC 04-3724062
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,890,625
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 1,890,625
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,890,625
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.7%
14	TYPE OF REPORTING PERSON: OO

SCHEDULE 13D

CUSIP No. 972234108
1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Millennium Partners, L.P. 13-3521699
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,890,625
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 1,890,625
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,890,625
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.7%
14	TYPE OF REPORTING PERSON: PN

SCHEDULE 13D

CUSIP No. 972234108
1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Millenco, L.P. 13-3532932
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,890,625
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.7%
14	TYPE OF REPORTING PERSON: PN, BD

SCHEDULE 13D

CUSIP No. 972234108
1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Millennium Management, L.L.C. 13-3804139
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,890,625
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 1,890,625
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,890,625
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.7%
14	TYPE OF REPORTING PERSON: OO

SCHEDULE 13D

CUSIP No. 972234108
1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Israel A. Englander
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☑
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,890,625
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 1,890,625
	10	SHARED DISPOSITIVE POWER: -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,890,625
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.7%
14	TYPE OF REPORTING PERSON: IN

Explanatory Note

Introduction

    This Amendment No. 1 ("Amendment No. 1") amends the Schedule 13D filed on August 18, 2006 ("Schedule 13D") by the Reporting Persons, relating to their beneficial ownership of Common Stock (as defined below) of the Issuer (as defined below).

    Amendment No. 1 (i) amends and restates Items 3 and 5, and (ii) reflects a material change in the number of shares beneficially owned by each Reporting Person and the percentage of class since the filing of Schedule 13D on the schedule for each Reporting Person and in Item 5. Except for the above-referenced amendments, Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.

Item 1. Security and Issuer.

    The name of the issuer is Wilson Holdings, Inc., a California corporation (the "Issuer"). The address of the Issuer’s offices is 2700 Via Fortuna, Suite 400, Austin, TX 78746. This Schedule 13D relates to the Issuer’s Common Stock, par value $0.001 per share (the "Common Stock").

Item 2. Identity and Background.

    (a)-(c), (f). This statement is being filed by Grandview, LLC, a Delaware limited liability company (“Grandview”), Millennium Partners, L.P., a Cayman Islands exempted limited partnership (“Millennium Partners”), Millenco, L.P., a Delaware limited partnership (“Millenco”), Millennium Management, L.L.C., a Delaware limited liability company ("Millennium Management"), and Israel Englander (“Mr. Englander”). Millenco is a broker-dealer and a member of the American Stock Exchange and the NASDAQ. Millennium Partners is the managing member of Grandview. Millennium Management is the managing partner of Millennium Partners and the general partner of and Millenco, and consequently may be deemed to have voting control and investment discretion over securities owned by Grandview, by Millennium Partners and by Millenco. Mr. Englander is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Grandview or Millenco.

    The business address for Grandview, Millennium Partners, Millenco, Millennium Management and Mr. Englander is c/o Millennium Management, L.L.C., 666 Fifth Avenue, New York, New York 10103. Mr. Englander is a United States citizen.

    Note: Millennium Partners is a limited partner of Millenco. As a limited partner, Millennium Partners has no investment or voting control over Millenco or its securities positions.

    (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners and certain related persons and entities, entered into settlements with the Securities and Exchange Commission (“SEC”) and the Attorney General of the State of New York (the “NYAG”) relating to allegations that Millennium Partners had engaged in a pattern of deceptive “market timing” of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund “late trading” in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.

    Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act and the Securities Exchange Act, and prophylactic relief.

Item 3. Source and Amount of Funds or Other Consideration.

    The amount of funds used to purchase the beneficially owned shares in the transactions giving rise to this Schedule 13D was $3,500,000 (excluding brokerage commissions). The Reporting Persons effect purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable Federal margin regulations, stock exchange rules and the prime broker's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4. Purpose of Transaction.

    The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer's capitalization or dividend policy.

    The Reporting Persons employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons are held in accounts of the Reporting Persons managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.

    Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

    (a) As of the date hereof, Grandview may be deemed to be the beneficial owner of (i)(A) 1,250,000 shares of Common Stock currently issuable to Grandview upon conversion of a 5% Convertible Note in a principal amount of $2,500,000 due December 1, 2012 (the “2005 Note”), and (B) 140,625 shares of Common Stock currently issuable upon exercise of a warrant, having a term of ten years and at an exercise price of $2.00 per share of Common Stock (the “2005 Warrant”), issued pursuant to a Securities Purchase Agreement, dated as of December 19, 2005, between the Issuer and the purchasers named therein (including Grandview), and (ii) 500,000 shares of Common Stock currently issuable to Grandview upon conversion of a 5% Convertible Note in a principal amount of $1,000,000 due September 1, 2013 (the “2006 Note”, and, together with the 2005 Note, the “Notes”), issued pursuant to a Securities Purchase Agreement, dated as of September 29, 2006, between the Issuer and the purchasers named therein (including Grandview) (the “2006 Purchase Agreement”).

    The number of shares of Common Stock exercisable under the 2005 Warrant was subject to a vesting schedule, whereby 46,875 shares of Common Stock became exercisable under the Warrant on each of April 18, 2006, May 18, 2006 and June 17, 2006, as the registration statement covering the resale of the shares of Common Stock issuable under the 2005 Note and 2005 Warrant was not declared effective by the SEC by these dates.

    In connection with the 2006 Purchase Agreement, Grandview was issued a warrant, exercisable for up to 75,000 shares of Common Stock, having a term of ten years and at an exercise price of $2.00 per share of Common Stock (the “2006 Warrant”), which shall vest under certain conditions as follows: (i) 18,750 shares of Common Stock shall vest on November 13, 2006, if a registration statement covering the resale of the shares issuable under the 2006 Note and the 2006 Warrant shall not have been filed with the SEC by such date, (ii) 18,750 shares of Common Stock shall vest on January 27, 2007, if a registration statement covering the resale of the shares issuable under the 2006 Note and the 2006 Warrant shall not have been declared effective by the SEC by such date, (iii) 18,750 shares of Common Stock shall vest on February 26, 2007, if a registration statement covering the resale of the shares issuable under the 2006 Note and the 2006 Warrant shall not have been declared effective by the SEC by such date, and (iv) 18,750 shares of Common Stock shall vest on March 28, 2007, if a registration statement covering the resale of the shares issuable under the 2006 Note and the 2006 Warrant shall not have been declared effective by the SEC by such date.

    The number of shares of Common Stock into which the Notes and the 2005 Warrant are convertible is limited pursuant to the terms of the Notes and the 2005 Warrant, respectively, to that number of shares which would result in Grandview having aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding shares of Common Stock.

    As of the date hereof, each Reporting Person may be deemed the beneficial owner of 1,890,625 shares of Common stock, which represents in the aggregate approximately 9.7% of the outstanding shares of Common Stock. The calculation of the foregoing percentage is on the basis of an aggregate number of 17,706,625 outstanding shares of Common Stock, as reported by the Issuer in its Quarterly Report on Form 10-QSB, filed as of August 14, 2006.

    Millennium Partners, as the managing member of Grandview, may also be deemed to beneficially own the 1,890,625 shares of Common Stock beneficially owned by Grandview.

    Millennium Management, as the general partner of Millenco and the managing partner of Millennium Partners, may also be deemed to beneficially own the 1,890,625 shares of Common Stock beneficially owned by Grandview, Millennium Partners or Millenco.

    Mr. Englander, as the managing member of Millennium Management, may also be deemed to beneficially own the 1,890,625 shares of Common Stock beneficially owned by Grandview, Millennium Partners or Millenco.

    The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Grandview, Millennium Partners or Millenco.

    (b) Mr. Englander may be deemed to hold the sole power to vote and to dispose of the 1,890,625 shares of Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Mr. Englander as to beneficial ownership of the shares.

    (c) Transactions in Company Common Stock since the filing of Schedule 13D: On September 29, 2006, Grandview purchased in a private placement for $1,000,000 a 5% Convertible Note in a principal amount of $1,000,000 due September 1, 2013, which is convertible into 500,000 shares of Common Stock. In the same transaction, Grandview was issued a warrant, exercisable for up to 75,000 shares of Common Stock, having a term of ten years and at an exercise price of $2.00 per share of Common Stock (the “2006 Warrant”), which shall vest under certain conditions as follows: (i) 18,750 shares of Common Stock shall vest on November 13, 2006, if a registration statement covering the resale of the shares issuable under the 2006 Note and the 2006 Warrant shall not have been filed with the SEC by such date, (ii) 18,750 shares of Common Stock shall vest on January 27, 2007, if a registration statement covering the resale of the shares issuable under the 2006 Note and the 2006 Warrant shall not have been declared effective by the SEC by such date, (iii) 18,750 shares of Common Stock shall vest on February 26, 2007, if a registration statement covering the resale of the shares issuable under the 2006 Note and the 2006 Warrant shall not have been declared effective by the SEC by such date, and (iv) 18,750 shares of Common Stock shall vest on March 28, 2007, if a registration statement covering the resale of the shares issuable under the 2006 Note and the 2006 Warrant shall not have been declared effective by the SEC by such date. There were no other transactions in the Common Stock since the filing of the Schedule 13D.

    (d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Statement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    In connection with arrangements with its prime brokers, such prime brokers are permitted to lend securities in the Reporting Person’s account to the extent permitted by debit balances in such account. The Reporting Persons generally will not have any knowledge of the actual loans made by such prime brokers. In addition, in the ordinary course of business, Millenco (or its prime brokers) may borrow securities to satisfy delivery obligations arising from short sales and may lend securities to third parties and such loans generally may be recalled upon demand.

    There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits.

    Exhibit I: Joint Filing Agreement, dated as of October 2, 2006, by and among Grandview, LLC, Millennium Partners, L.P., Millenco, L.P., Millennium Management, L.L.C. and Israel A. Englander.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2006

MILLENCO, L.P. By: Millennium Management, L.L.C. its general partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
GRANDVIEW, LLC By: Millennium Partners, L.P. its managing member By: Millennium Management, L.L.C. its managing partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM PARTNERS, L.P. By: Millennium Management, L.L.C. its managing partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM MANAGEMENT, L.L.C. By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005 Israel A. Englander

EXHIBIT I

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.001 per share , of Wilson Holdings, Inc., a Nevada corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: October 2, 2006

MILLENCO, L.P. By: Millennium Management, L.L.C. its general partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
GRANDVIEW, LLC By: Millennium Partners, L.P. its managing member By: Millennium Management, L.L.C. its managing partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM PARTNERS, L.P. By: Millennium Management, L.L.C. its managing partner By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
MILLENNIUM MANAGEMENT, L.L.C. By: /s/ Terry Feeney Name: Terry Feeney Title: Chief Operating Officer
/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005 Israel A. Englander